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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3 )
                    Under the Securities Exchange Act of 1934

                         Century Business Services, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   458875 10 1
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                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                              1301 E. Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 736-3348
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

MAE\NMM\231050.1
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                                  SCHEDULE 13D
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CUSIP No.  458875 10 1                                                       Page      2       of      3         Pages
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
         1           NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Sophia Management Ltd. - 31-1525430

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         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)o
                                                                                                                  (b)o
                     Not applicable

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         3           SEC USE ONLY


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         4           SOURCE OF FUNDS (See Instructions)

                     Not applicable
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         5           Check If Disclosure of Legal Proceedings
                     Is Required Pursuant to Items 2(d) or 2(e)                                                   [  ]
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         6           Citizenship or Place of Organization

                     OHIO
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     NUMBER OF            7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                  3,873,132
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      OWNED BY            8       SHARED VOTING POWER
       EACH
    REPORTING                     0
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    PERSON WITH           9       SOLE DISPOSITIVE POWER

                                  3,873,132
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                         10       SHARED DISPOSITIVE POWER

                                  0
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         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,873,132
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         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                           o


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         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     7.2%
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         14          TYPE OF REPORTING PERSON*

                     00
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ITEM 5.    INTEREST IN SECURITIES OF ISSUER

   (a) As of July 31, 1998, Sophia Management Ltd. ("Sophia") beneficially owned an aggregate of 3,873,132 shares of Century Business Services, Inc. ("CBIZ") Common Stock, which includes warrants to purchase 1,325,710 shares of Common Stock, representing approximately 7.2% of the approximately 54.14 million shares of Common Stock deemed outstanding as of June 30, 1998 (52.813 million outstanding, plus Sophia warrant shares).

   (b) As of July 31, 1998, Sophia had sole investment and voting power with respect to the 3,873,132 shares of Common Stock, which includes warrants to purchase 1,325,710 shares of Common Stock.

   (c) Within the last 60 days, the Reporting Person effected the following transaction not previously reported.

           On July 31, 1997, Sophia exchanged 237,300 CBIZ shares in extinguishment of $2,980,000 of indebtedness of Sophia. Simultaneously therewith, Sophia distributed 506,431 CBIZ shares and warrants to acquire 153,787 additional CBIZ shares in full or partial redemption of membership interests in Sophia. The foregoing included 121,213 CBIZ shares and warrants to acquire 153,787 additional shares distributed to a retiring officer of CBIZ.


                                    SIGNATURE
                                    ---------


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             SOPHIA MANAGEMENT LTD.


Dated:  August 10, 1998                By:  /s/ Joseph E. LoConti
                                           ---------------------
                                           Joseph E. LoConti, Managing Member


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